                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             --------------------
                                SCHEDULE 14D-1
                               (AMENDMENT NO. 2)

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            FLUOR DANIEL GTI, INC.
                           (Name of Subject Company)
                     INTERNATIONAL TECHNOLOGY CORPORATION
                         TIGER ACQUISITION CORPORATION
                                   (Bidder)
                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  34386C 10 6
                     (CUSIP Number of Class of Securities)

                               ANTHONY J. DELUCA
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                     INTERNATIONAL TECHNOLOGY CORPORATION
                            2790 MOSSIDE BOULEVARD
                     MONROEVILLE, PENNSYLVANIA 15146-2792
                                (412) 372-7701
 (Name, Address and Telephone Number of Person Authorizing to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:
     PETER F. ZIEGLER                            GORDON H. HAYES, JR., ESQ.
GIBSON, DUNN & CRUTCHER LLP                    TESTA HURWITZ & THIBEAULT LLP
    333 S. GRAND AVENUE                               HIGH STREET TOWER
LOS ANGELES, CALIFORNIA  90071                         125 HIGH STREET
      (213) 229-7000                            BOSTON, MASSACHUSETTS  02110
                                                       (617) 248-7000

                           Calculation of Filing Fee
    Transaction Valuation                            Amount of Filing Fee
--------------------------------------------------------------------------------
        $69,397,069.50*                                   $13,885**
--------------------------------------------------------------------------------

* For purposes of fee calculation only. The total transaction value is based on 8,411,766 Shares, the number of shares for which the Offer (as defined herein) is made, multiplied by the offer price of $8.25 per Share.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Shares to be purchased.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:    Not applicable       Filing party:   Not applicable
Form or registration no.:  Not applicable       Date filed:     Not applicable

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1, dated November 3, 1998 (the "Schedule 14D-1"), of Tiger Acquisition Corporation (the "Purchaser") and International Technology Corporation ("Parent"), filed in connection with the Purchaser's offer to purchase all issued and outstanding shares (each a "Share") of Common Stock, par value $.001 per Share, of Fluor Daniel GTI, Inc., a Delaware corporation (the "Company"), as set forth in the Schedule 14D-1. All capitalized terms not defined herein have the meanings given to them in the Offer to Purchase (the "Offer to Purchase") filed as Exhibit (a)(1) to the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

     The response to Item 10 is hereby amended and supplemented as follows:

     (f) The response to Item 10(f) is hereby amended and supplemented such that clause (iii) of the sentence of the first paragraph of the section entitled
"THE TENDER OFFER--19. Certain Conditions of the Offer" is restated in its entirety to read: "(iii) at any time after the date of the Merger Agreement, and prior to the Expiration Date, any of the following events shall occur and be continuing on or after December 31, 1998."

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

                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  November 25, 1998

                              TIGER ACQUISITION CORPORATION


                              By  /s/ James G. Kirk
                                  -----------------
                                  James G. Kirk
                                  Vice President and Secretary



                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  November 25, 1998

                              INTERNATIONAL TECHNOLOGY
                              CORPORATION


                              By  /s/ James G. Kirk
                                  -----------------
                                  James G. Kirk
                                  Vice President, General Counsel and Secretary

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